SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2006

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-127943 (Canadian Pacific Railway Limited) and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: June 28, 2006	By:	Signed:	Donald F. Barnhardt

		Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

NEWS

Release: Immediate, June 27, 2006
Calgary, Alberta
CPR and United Steelworkers reach new agreement
Canadian Pacific Railway (CPR) and the United Steelworkers (USW) representing 1,500 clerical workers and employees at intermodal facilities across Canada have reached a tentative three-year labour agreement.
The agreement, subject to ratification, will take effect January 1, 2007 and extend until the end of 2009. The tentative settlement includes improvements to wages and benefits as well as a number of work rule changes that will enhance work/life balance while, at the same time, help to improve productivity and manage costs.
Details of the agreement will be released once ratified.
About Canadian Pacific Railway
Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Railway is marking its 125th anniversary in 2006. For more information, visit CPR’s website at www.cpr.ca.
About the United Steelworkers Union
In Canada, the United Steelworkers represents more than 255,000 men and women who work in all economic sectors. For more information, visit the USW website at: www.local1976uswa.ca.

Contacts:
Canadian Pacific Railway
Media:	Investors:
Ed Greenberg (403) 319-3686 (403) 540-8106 (cell) ed_greenberg@cpr.ca	Paul Bell, Vice-President, Investor Relations (403) 319-3591 investor@cpr.ca

United Steelworkers

Media:
Richard Pagé (514) 526-8280 rpage@usw.ca